Exhibit 99.1

China Ceramics Announces One-for-Three Reverse Stock Split

Shares of Common Stock Will Begin Trading on a Split-Adjusted Basis on September 3, 2020

JINJIANG, China, Sept. 2, 2020 /PRNewswire/ -- China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) ("China Ceramics" or the "Company"), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced that its Board of Directors has set the date of September 3, 2020 to be the effective date for the Company's reverse stock split. The Company's ordinary shares will begin trading on the NASDAQ Stock Market on a split-adjusted basis when the market opens on September 3, 2020. The new CUSIP number for the Company's common stock following the reverse split is G2113X159.

The Company's Board of Directors approved a reverse stock split so as to regain compliance with the minimum bid price requirement of $1.00 per share for continued listing on the NASDAQ Stock Market. In order to maintain the Company's listing on the NASDAQ Capital Market, the Company's common stock must have a closing bid price of $1.00 or more for a minimum of ten consecutive trading days by September 21, 2020. There can be no assurance that following the reverse split, the Company's common stock will remain above $1.00 per share minimum for the requisite period as of September 21, 2020 to regain listing compliance. In the event the Company does not regain compliance with the minimum bid price requirement, its securities may be subject to delisting from the NASDAQ Stock Market which, in turn, will result in significant adverse effect on the value and liquidity of the Company's securities.

As a result of the reverse stock split, every three issued and outstanding ordinary shares as of the effective date will automatically be combined into one issued and outstanding share. Consequently, the reverse stock split will reduce the number of outstanding ordinary shares of the Company from approximately 9.2 million shares to approximately 3.1 million shares, and the par value per share will increase from $0.008 to $0.024. In lieu of issuing fractional shares, the Company will issue one full share of the post-reverse stock split common share to any stockholder who would have been entitled to receive a fractional share. All outstanding stock options, warrants and other rights to purchase the Company's ordinary shares will be adjusted proportionately as a result of the reverse stock split.

Once the reverse stock split becomes effective, shareholders holding shares through a bank, broker or other nominee will have their shares automatically adjusted to reflect the reverse stock split. Beneficial holders may contact their bank, broker or nominee for more information. Shareholders holding physical certificates of ordinary shares will receive a letter of transmittal from the Company's transfer agent, Continental Stock Transfer & Trust, with specific instructions regarding the exchange of shares. Please direct any questions to your broker or the Company's Transfer Agent, Continental Stock Transfer & Trust, by calling 212-509-4000.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the "Hengda" or "HD", "Hengdeli" or "HDL", the "TOERTO" and "WULIQIAO" brands, and the "Pottery Capital of Tang Dynasty" brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. Through its wholly-owned subsidiary, Antelope Holdings (Chengdu), Co., Ltd., the Company provides fintech solutions which includes the development of blockchain software. For more information, please visit http://www.cceramics.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties, including statements relating to the Company's ability to, among other things, successfully design, deploy and pursue this expansion strategy, the Company's ability to complete any agreements with new customers in the markets in question and add to its overall growth. Actual events or results may differ materially from the Company's expectations. Factors that could cause actual results to differ materially from those stated or implied by the Company's forward-looking statements are disclosed in its filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgment as of the time of this release. The Company disclaims any intent or obligation to update these forward-looking statements, other than as may be required under applicable law.